NEWS RELEASE

FOR IMMEDIATE RELEASE

CE Franklin Ltd. Acquires Western Canadian

Oil Field Equipment Distributor

Calgary, Alberta, June 1, 2009 - CE FRANKLIN LTD. (TSX.CFT, NASDAQ.CFK) announced today that it has acquired a Western Canadian oil field equipment distributor (the “Acquired Business”).  The transaction will be financed from existing bank credit facilities.

The Acquired Business operates 22 oil field equipment supply stores across the Western Canadian Sedimentary Basin of which 17 locations are proximate to existing CE Franklin supply stores and will be integrated.  The remaining 5 locations will extend the market reach of CE Franklin’s distribution network to 49 locations.  The Acquired Business is expected to increase CE Franklin’s annual revenue by more than 10% from current levels.

“This acquisition will strengthen CE Franklin’s existing store operations and expand its market reach while improving our service capability, operating efficiencies and customer base,” stated Michael West, President and Chief Executive Officer.

About CE Franklin

For more than half a century, CE Franklin has been a leading supplier of products and services to the energy industry. CE Franklin distributes pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies to oil and gas producers in Canada as well as to the oilsands, refining, heavy oil, petrochemical, forestry and mining industries.  These products are distributed through its 49 branches, which are situated in towns and cities serving particular oil and gas fields of the western Canadian sedimentary basin.

Forward-looking Statements:  The information in this news release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and other applicable securities legislation.  All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements.  These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.  When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements and refer to the Form 20-F or our annual information form for further detail.

For Further Information Contact:

Investor Relations

800-345-2858

403-531-5604

investor@cefranklin.com

1900, 300 – 5th Avenue S.W.     Calgary, Alberta, Canada T2P 3C4     (403) 531-5600    Fax: (403) 265-9093